Mutual of America Life Insurance Company
                                                                       Exhibit 9

                                 Description of
                         Issuance, Face Amount Increase
                       Transfer and Redemption Procedures

                      Required by Rule 6e-3(T)(b)(12)(iii)
                    Under the Investment Company Act of 1940
                                  July 21, 1999

                                   BACKGROUND

Rule 6e-3(T)(b)(12) under the Investment Company Act of 1940 ("1940 Act") provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance company from Section 22(d), 22(e) and 27(c)(1) of the 1940 Act and Rule 22c-1 thereunder, for issuance, face amount increase, transfer and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory, and they must be disclosed in the registration statement filed by the separate account.

This exhibit is furnished in connection with the registration statement on Form S-6 (the "Registration Statement") filed under the Securities Act of 1933 (the "1933 Act") by Mutual of America Separate Account No. 3 (the "Account") of Mutual of America Life Insurance Company ("Mutual of America") and Mutual of America covering certain variable universal life insurance policies, policy form No. (the "policies"). Concurrently with the filing of the Registration Statement, a notification of registration on Form N-8A and a registration statement on Form N-8B-2 was filed under the 1940 Act, registering the Account as a unit investment trust.

The Account is currently divided into seventeen sub-accounts ("investment funds"), each of which invests in one of: (a) the following nine Funds of Mutual of America Investment Corporation (the "Investment Corporation"): the Money Market, All America, Aggressive Equity, Equity Index, Mid-Cap Eqity Index, Bond, Short-Term Bond, Mid-Term Bond and Composite Funds; or (b) the following three Portfolios of Scudder Variable Life Investment Fund ("Scudder"): Capital Growth, Bond and International Portfolios; or (c) the Equity-Income Portfolio of the Variable Insurance Products Fund ("Fidelity VIP") and the Asset Manager and Contrafund Portfolios of the Variable Insurance Products Fund II ("Fidelity VIP II"); or (d) the VP Capital Appreciation Fund of American Century Variable Portfolios, Inc. ("American Century"); or (e) the Calvert Social Balanced Portfolio of Calvert Variable Series, Inc. ("Calvert"). The Investment Corporation, Scudder, Fidelity VIP and VIP II, American Century and Calvert are together referred to as the "Underlying Funds" and their respective Funds or Portfolios as the "Underlying Fund Portfolios." Each Underlying Fund is registered under the 1940 Act as an open-end, management investment company of the "series type."
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Each investment fund is available for allocation of premiums under the policies.
Procedures apply equally to each investment fund and for purposes of this description are defined in terms of the Account, except where a discussion of both the Account and its investment funds is necessary. The investment experience of the investment funds depends on the investment performance of the corresponding Underlying Fund Portfolios. Although variable universal life insurance policies funded through the Account may also provide for fixed benefits funded through Mutual of America's general account, except as otherwise explicitly stated herein, this description assumes that premiums are allocated exclusively to the Account and that all transactions involve only the investment funds of the Account.

Mutual of America believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

1. Because of the insurance nature of the policies and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

2. Many of the procedures used by Mutual of America have been adopted from established procedures for variable universal life insurance policies of other companies, including those of its wholly-owned subsidiary, The American Life Insurance Company of New York.

3. In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and established administrative procedures, Mutual of America has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

4. In general, state insurance laws require that Mutual of America's procedures be reasonable, fair and not discriminatory.

5. Because of the nature of the insurance product, it is often difficult to determine precisely when Mutual of America's procedures deviate from those required under Section 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures not otherwise described in the prospectus which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited sections or rule.

                                   PROCEDURES

I. Public Offering Price: Purchase and Related Transactions - Section 22(d) and Rule 22c-2

This section outlines those principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of


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the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions--such as reinstatement and loan repayment--which do not result in the issuance of a policy but which require certain payments by the policyowner and may involve a transfer of assets supporting the policy reserve into the Account.

a.    Insurance Charges and Underwriting Standards

Cost of insurance charges for Mutual of America's policies will not be the same for all policyowners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each policyowner pays a cost of insurance charge commensurate with the insured's mortality risk. Mortality risk is actuarially determined based upon factors such as age, sex, health, smoking status and occupation, except that sex is not a factor (rates are unisex) for policies purchased under payroll deduction programs. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all insureds would discriminate unfairly in favor of those insured's representing greater mortality risks to the disadvantage of those representing lesser risks.

Accordingly, although there will be a uniform "public offering price" for all policyowners, because premiums are flexible and amounts allocate to the account will be subject to the same deductions (as described above), there will be a different "price" for each actuarial category of policyowners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The policies will be offered and sold pursuant to this cost of insurance schedule and our underwriting standards and in accordance with state insurance laws. State laws prohibit unfair discrimination among insureds, but recognize that premiums must be based upon mortality factors. A table showing the maximum cost of insurance charges will be delivered as part of the policy. Those maximum cost of insurance charges will not exceed rates permitted by the 1980 Commissioner's Standard Ordinary mortality table for the insured's premium class.

b.    Application and Initial Premium Processing

Upon receipt of a completed application from a prospective policyowner, Mutual of America will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed policyowner before a determination can be made. A policy cannot be physically issued through Mutual of America's computerized issue system until this underwriting procedure has been completed. These processing procedures will not dilute any benefit payable to any existing policyowner.


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      i. Direct Mail Sales

We may solicit sales of the policies by mail. To request issuance of a policy, an applicant will complete an application for a policy with a face amount of no more than $100,000 and pay an initial premium based on the age and sex of the proposed insured and the requested face amount. We will determine whether or not to issue a policy based on our underwriting standards. A medical underwriting may be required. Under our current underwriting guidelines, which we may change from time to time, no medical underwriting is required if the applicant's responses to medical and health questions on the application are acceptable to us and the face amount is $100,000 or less for persons age 50 or less, $50,000 or less for persons age 50 to 60, and $25,000 for persons age 61 to 65. If the proposed insured is determined by us to be an insurable risk at a standard rating class as of the date of the application, the policy will be issued. In such case the effective date of the policy will be the date we receive the application, provided the first scheduled premium was paid with the application and the check was honored on first presentation or the authorization for transmittal of funds to us was properly in effect. Cost of insurance charges will be assessed for the period prior to policy issuance if a standard policy is issued. Until the date the policy is issued, the initial premium will be placed in Mutual of America's general account and credited with interest at an annual rate of not less than 3%. If the policy is not issued, the premium will be returned with interest.

      ii. Conditional Receipt of Premium Prior to Policy Issuance

For policies with a certain face amount (generally over $100,000) and policies with any face amount sold in person by one of our representatives, generally an applicant may make an initial payment and receive a conditional receipt for the money paid at the time the application is submitted. The issuance of a policy to the applicant is conditioned upon the satisfactory completion of our underwriting process, which generally will require a medical underwriting for face amount of more than $100,000 for up to age 50, more than $50,000 for ages 51-60 and $25,000 for ages 61-65 and for all face amounts for ages over 65.

If the total of the face amount (including any accidental death benefit) applied for plus any face amount in force under any existing policies with Mutual of America on any one life exceeds $1,000,000, or if the total amount of the current application, together with insurance in force in all companies exceeds $1,500,000, no money may be collected when the application is completed or at any later date preceding the date when underwriting has been completed and an issued policy is being delivered. Should any money be collected contrary to this rule, such money will be refunded immediately, directly to the proposed policyholder. However, the underwriting processing will continue.

If after the medical examination the proposed insured is determined to be an insurable risk at a standard rating class as of the time of the application and for the face amount requested, the policy will be effective from the date such requirements are met, regardless of any subsequent change in the insurability of the insured, limited to $150,000 of life insurance for a person age 16-65 and $100,000 for all other persons, provided the check was honored on first presentation


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or the authorization for transmittal of funds to us was in effect. A policy will be issued if the application is approved upon completion of the underwriting.

The maximum deposit that may be taken is $25,000. Deposits will be placed in Mutual of America's general account and will be credited with interest at an annual rate of not less than 3%. If the application is rejected after the underwriting is completed, or the underwriting process is not completed within 60 days, or it appears the rating classification applied for (or within certain parameters) will not be approved, we will refund the deposit with interest.

      iii. Payroll Deduction Program

We may sell policies and collect premiums through payroll deduction programs established with employers. Under such a program, an employer will act as agent for its participating employees to collect and remit premium payments from policyowners to us. We may use group underwriting guidelines for the program, such as simplified underwriting or guaranteed issue rules, based on the nature of the employer's business and the percentage of employees participating. Each participating employee will sign a payroll deduction authorization at the time an application is completed. If applicable underwriting standards are met, insurance coverage will begin at the time of the application and authorization. If underwriting standards are not met, the application (or the excess face amount over guaranteed issue or simplified underwriting) will be underwritten in accordance with underwriting guidelines for individual applicants. In that case, insurance coverage, or coverage for amounts in excess of the plan amounts if applicable, will begin only at the time the first full premium for such coverage is paid and the policy is delivered. Payroll deductions will be made for excess amounts during the time an application is being individually underwritten and will be refunded if the coverage is not approved. Due to the possibility of small scheduled premiums under a payroll deduction program, a policy will be dated as of a payroll date during the second month of payroll deductions for the policy, and cost of insurance charges will not be imposed until after that date.

c.    Lapse and Reinstatement

A lapsed policy may be reinstated if our underwriting requirements for lapsed policies are satisfied. Underwriting requirements are based on the number of days the policy has been lapsed, the age of the insured and the face amount of the policy to be reinstated. A reinstatement application may be sufficient, or a medical examination may be required to determine insurability. If the policy has been lapsed for one year or less, we will reinstate the policy even if the current mortality rating classification of the insured is more substandard than the mortality rating classification under the policy to be reinstated, with the number of days of lapse determining the extent of the variation we will accept.

II.   Face Amount Increases or Decreases

For a face amount increase, new evidence of the insured's insurability may be required and a determination will be made regarding the cost of insurance rate classification of the insured with


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respect to the portion of face amount to be added by the increase. A decrease in face amount generally will be applied to face amount increases in reverse order of when they were made (i.e., the face amount added by the most recent increase will be the first to be reduced) and then will reduce the original face amount.

III.  Redemption Procedures: Surrender and Related Transactions

Mutual of America's policies provide for the payment of monies to a policyowner or beneficiary (the "payee") upon presentation of a policy. Generally, except for the payment of death benefits and the imposition of cost of insurance and administrative charges, the payee will receive his or her allocated share of the Account's assets within the meaning of the 1940 Act in any transaction involving "redemption procedures". The amount received by the payee will depend upon the particular benefit for which the policy is presented, including, for example, the "Surrender Proceeds", "Death Proceeds" or "Accelerated Benefit". For partial withdrawals and policy loans, the policy need not be presented to Mutual of America, but such transactions will affect the policyowner's benefits and may involve a transfer of the assets out of the Account. Any combined transactions on the same day which counteract the effect of each other will be allowed. We will assume the policyowner is aware of the conflicting nature of these transactions and desires their combined result. In addition, if a transaction is requested which we will not allow (for example, a request for a decrease in face amount which lowers the face amount below our minimum) we will reject the whole request and not just the portion which causes the disallowance. Policyowners will be informed of the rejection and will have an opportunity to give new instructions. Finally, state insurance law may require that certain requirements be met before Mutual of America is permitted to make payments to the payee.

a.    Surrender Proceeds

Mutual of America will pay Surrender Proceeds out of its general account within seven days of its receipt of the policy and a written surrender request in a form satisfactory to Mutual of America. At the same time that such a payment is made from the general account, Mutual of America will transfer assets from the Account to the general account in an amount attributable to the policy. The amount of the Surrender Proceeds will be calculated based upon the account value next computed after the receipt of the policy and the written surrender request in a form satisfactory to Mutual of America.

b.    Death Proceeds

Mutual of America will pay Death Proceeds to the beneficiary of a policy within seven days after receipt, at its Processing Office, of the policy, due proof of death of the insured, and satisfaction of all other requirements necessary to make payment, including state insurance law provisions. For example, state insurance laws impose various requirements, such as receipt of a tax waiver, before payment of Death Proceeds may be made. In addition payment of Death Proceeds is subject to the policies' provisions regarding suicide, incontestability and misrepresentation or misstatement of age or sex.


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Mutual of America will pay Death Proceeds out of its general account and will transfer assets from the Account to the general account in an amount attributable to the policy. The excess, if any, of the death benefit over that amount transferred will be paid out of the general account.

c.    Transfers of Policy Values

The policies permit transfers of values among the investment funds, from any investment fund to the general account and from the general account to any of the investment funds. All transfers out of an investment fund will be effected at the accumulation unit value next computed after receipt of a valid transfer request. All transfers into an investment fund will be effected at the accumulation unit value next computed after receipt of a valid transfer request.

d.    Policy Loans

      Policy loans are permitted only from amounts in the general account. Accordingly, if the amounts in the general account are not sufficient for the size of loan desired, the policy owner must first transfer values from one or more of the investment funds to the general account. Such transfers will be effected in the same way as other transfers.

e.    Accelerated Benefits

To the extent permitted by state law, a policyowner may be eligible to be paid a lump-sum Accelerated Benefit equal to a portion of the Death Proceeds that would be payable upon the "valid transaction date" (as defined in the policy and registration statement) as of which the Accelerated Benefit is calculated, provided that the insured is determine to have terminal illness (a state of health where the insured's life expectancy is 12 months or less).

Mutual of America will pay the Accelerated Benefit out of its general account and, in connection with a reduction in the account value of the policy by the same proportion as the Accelerated Death Benefit bears to the Death Proceeds that otherwise would have been payable, may transfer assets from the Account to the general account.


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